


11016438

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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𝒩.𝒶 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOFFAT CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 North Island Drive
(No. and Street)

Atlanta   _Ga_   _30327_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS MOFFAT   _404-256-0612_

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4   _MARIETTA_   _GA_   _30060_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/19

OATH OR AFFIRMATION

I, _DOUGLAS MOFFAT_____ , swear (or affirm) that, to the
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____MOFFAT CAPITAL, LLC_____
of ___DECEMBER 31_____ , 2010_____ , are true and correct. I further swear (or affirm) t|
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

_____
President.
_____
Title

Notary Public 2/2__

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOFFAT CAPITAL, LLC

(A Georgia LLC dba a C Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Moffat Capital, LLC
Atlanta, Georgia

We have audited the accompanying Statement of Financial Condition of Moffat Capital, LLC (a single member limited liability company dba a C corporation) as of December 31, 2010, and the related Statement of Operations and Changes in Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 5, 2011

	December 31, 2010
ASSETS	
Cash & Cash Equivalents	$ 9,570
Prepaid Expense	70
Accounts Receivable	225
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $1,867	319
TOTAL ASSETS	$ 10,184

LIABILITIES AND SHAREHOLDER's EQUITY

LIABILITIES

Accounts Payable	$ 91
Accrued Expenses	1,500
TOTAL LIABILITIES	$ 1,591

The Accompanying Notes are an Integral Part of these Financial Statements

(Continued)

SHAREHOLDER's EQUITY (EXHIBIT C)

		December 31, 2010
Additional Paid-In Capital	$	39,994
Retained Earnings (Deficit)		(31,401)
TOTAL SHAREHOLDER's EQUITY		8,593
TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	$	10,184

MOFFAT CAPITAL, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2010
REVENUE	
Reimbursement from Related Company	$ 900
Interest and Other Income	5
Total Revenue	905
COSTS AND EXPENSES	
Communication & Data Processing	2,912
Occupancy	298
Other General and Administrative	6,130
Total Costs and Expenses	9,340
(Loss) before Income Tax Provision	(8,435)
Provision for Income Taxes (Note 3)	548
NET (LOSS)	$ (8,983)

The Accompanying Notes are an Integral Part of these Financial Statements.

Exhibit C

MOFFAT CAPITAL, LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Paid-In Capital	Retained Earnings (Deficit)	Shareholder's Equity
BALANCE - December 31, 2009	$ 35,994	$ (22,417)	$ 13,577
2010 NET INCOME(LOSS) Exhibit B		(8,983)	(8,983)
Capital Contributions	3,999		3,999
BALANCE - December 31, 2010	$ 39,993	$ (31,400)	$ 8,593

The Accompanying Notes are an Integral Part of these Financial Statements.

	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (8,983)
Adjustments to Reconcile Net Loss to	
Net Cash Used by Operating Activities:	
Depreciation & Amortization	549
Deferred Tax	548
Increase (Decrease) in Operating Liabilities:	
Accrued Expenses	100
Accounts Payable	(979)
Income Taxes Payable	(927)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(9,691)
Cash Flows From Financing Activity	
Paid in Capital	$ 3,999
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 3,999
DECREASE IN CASH AND CASH EQUIVALENTS	(5,692)
CASH AT BEGINNING OF YEAR	15,262
CASH AT END OF YEAR	$ 9,570

The Accompanying Notes are an Integral Part of these Financial Statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   The Company was formed August 29, 2002, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission and regulated by Financial Industry Regulatory Authority and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for its customers. The Company provides corporate finance solutions for mid-sized industrial and technology companies. Services include capital structure and capital markets advisory services. The Company is prepared to assist with divestitures of non-strategic assets, mergers, and private placements of equity and debt securities. The Company also provides investment research services to institutional investors.

B.   The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C.   Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes and accelerated methods for tax. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D.   Fee income and the related expense are recorded as services are provided.

E.   Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

F.   The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income Tax: From the Company's inception in 2002 to January 1, 2009, the Company was not subject to federal and state income taxes since it was operating as a Limited Liability Company (LLC). On January 1, 2009, the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes. The Company's accumulated deficit of $4,088 at that date was reclassified to additional paid-in capital.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property & equipment, environmental cost accrual, allowance for bad debt and warranties, depreciation of assets and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of Georgia. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007

H. The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ended December 31, 2010, management believes there are no material amounts of uncertain tax positions. Additionally, there were no interest or penalties recognized in the Statement of Financial Condition as of December 31, 2010 or the Statement of Operations for the year ended December 31, 2010.

I. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 5, 2011, the date in which the financial statements were available to be issued.

2. COMMITMENTS AND RELATED PARTY TRANSACTONS

On March 31, 2004, the Company entered into an expense sharing agreement with an affiliated company (the "affiliate"), that is owned by the Company's Shareholder. According to the terms of the agreement, the affiliate reimburses the Company for a portion of its overhead expenses, including rent, copy and telephone. The affiliate is assessed on a monthly basis for its share of these costs at $75. During the year ending December 31, 2010, the affiliate paid the Company $900 under this agreement.

3. INCOME TAXES:

The components of income tax (benefit) provision are as follows:

	2010
Current Income Tax Expense	$ 2,319
Deferred Income Tax benefit	$ (1,771)
Total Income Tax Provision	$ 548

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and tax purposes. The difference at December 31, 2010 relates primarily to a net operating loss carryforward.

Significant components of deferred tax assets were as follows:

	2010
Net Operating Loss	$ 1,650
Deferred Tax Valuation Allowance	(1,650)
Net Deferred Tax asset	$ -0-

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2010, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2025.

4. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2010, the Company had net capital of $7,979, which was $2,979 in excess of its required net of $5,000. The Company's net capital ratio was .1993 to 1

MOFFAT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2010

TOTAL SHAREHOLDER's EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	8,593
LESS NON-ALLOWABLE ASSETS		
Accounts Receivable		225
Furniture & Fixtures		319
Prepaid Expenses		70
Subtotal Non Allowable Assets		614
Less: Haircut on Securities -		-
NET CAPITAL	$	7,979

MOFFAT CAPITAL, LLC
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
December 31, 2010

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 11,187	$ (2,594)	$ 8,593
Less: Non-Allowable Assets	3,208	($2,594)	614
Less: Haircuts	0	-	0
NET CAPITAL	$ 7,979	$ 0	$ 7,979

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

None

$ -

NET INCREASE (DECREASE) IN SHAREHOLDER'S EQUITY

$ -

MOFFAT CAPITAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2010

AGGREGATE INDEBTEDNESS

Accounts Payable	$	91
Accrued Expenses		1,500
TOTAL AGGREGATE INDEBTEDNESS		1,591
RATIO – Aggregate Indebtedness to Net Capital		0.199324

BASIS NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	7,979
Minimum Net Capital Requirement (See note A below) ($1,591 x 6 2/3% = $106)		5,000
EXCESS NET CAPITAL	$	2,979

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

MOFFAT CAPITAL, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2010

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2010.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2010 or during the year then ended.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Moffat Capital, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moffat Capital, LLC, for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 5, 2011